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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                         PROVIDENT AMERICAN CORPORATION
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                                (Name of Issuer)

                               Common Voting Stock
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                         (Title of Class of Securities)

                                   743832-990
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                                 (CUSIP Number)

Anthony R. Verdi, Chief Financial Officer, Provident American Corporation, 2500 DeKalb Pike, P. O. Box 511, Norristown, PA 19404-0511 Telephone: (610) 279-2500
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 24, 1996
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 743832-990

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         1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos.
                  of Above Persons

                  Richard E. Field ("Field") ......Social Security
                  No.:###-##-####

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         2)       Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a) .............................................

                  (b) ........................................... X


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         3)       SEC Use Only

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         4)       Source of Funds (See Instructions) ..................SC, PF

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         5)       Check if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e)
                  ..............................................................

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         6)       Citizenship or Place of Organization
                  United States of America

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Number of                  7)       Sole Voting Power.............707,500
Shares Bene-
ficially                   8)       Shared Voting Power..................
Owned by
Each                       9)       Sole Dispositive Power........707,500
Reporting Person
With                       10)      Shared Dispositive Power.............

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         11)      Aggregate Amount Beneficially Owned by Each Reporting
                  Person..........................................707,500

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         12)      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions).............................
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         13)      Percent of Class Represented by Amount in Row (11)......7.0%

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         14)      Type of Reporting Person (See Instructions)............IN

                  ..............................................................

                  ..............................................................

                  ..............................................................

                  ..............................................................


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Item 1.          Security and Issuer.

                          Common Voting Stock
                          Provident American Corporation
                          2500 DeKalb Pike
                          P. O. Box 511
                          Norristown, PA  19404-0511

Item 2.          Identity and Background.

                 (a)      Richard E. Field ("Field")

                 (b)      2500 DeKalb Pike, Norristown, Pennsylvania 19404-0511

                 (c)      Consultant
                          Provident Indemnity Life Insurance Company
                          2500 DeKalb Pike, P.O. Box 511
                          Norristown, PA  19404-0511
                          Sale of health and life insurance products

                 (d)      No

                 (e)      No

                 (f)      United States of America

Item 3.          Source and Amount of Funds or Other Consideration.

                    o Effective January 1, 1996, pursuant to a Stock Option/Warrant Agreement dated as of January 1, 1996, Field received an option to purchase 100,000 shares of Issuer's Common Voting Stock at a price of $7.25 per share. The Warrant also provides that Field may acquire 100,000 additional shares of Issuer's Common Voting Stock in each of 1997 and 1998 provided certain premium levels are attained.

                    o Effective July 24, 1996, Field purchased 150,000 shares of Issuer's Common Voting Stock for total consideration of $1,406,250 in a market transaction using borrowed funds collateralized by shares of Issuer's Common Voting Stock.

                    o Pursuant to a Stock Exchange Agreement dated June 18, 1996, Issuer acquired all of the issued and outstanding stock of Richard E. Field & Associates, Inc. ("REF") in exchange for 457,000 shares of Issuer's Common Voting Stock.

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Item 4.          Purpose of Transaction.

                          Investment

                 Pursuant to the Stock Option/Warrant Agreement dated as of January 1, 1996, Field also may acquire 100,000 additional shares of Issuer's Common Voting Stock in each of 1997 and 1998 provided certain premium levels are attained.


Item 5.          Interest in Securities of the Issuer.

                 Richard E. Field

                          (a) 707,500 shares of Issuer's Common Voting Stock, representing 7.0% of outstanding shares

                          (b) Sole power to vote and dispose of 707,500 shares

                          (c) On March 14, 1997, Field received options to purchase 100,000 shares of Issuer's Common Voting Stock at a price of $7.25 per share, effective as of December 31, 1996

                          (d)     Not applicable

                          (e)     Not applicable


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                 Pursuant to the Stock Option/Warrant Agreement dated as of January 1, 1996, Field also may acquire 100,000 additional shares of Issuer's Common Voting Stock in each of 1997 and 1998 provided certain premium levels are attained.


Item 7.          Material to be Filed as Exhibits.

                    (1) Field Stock Option/Warrant Agreement dated as of January
                        1, 1996

                    (2) Stock Exchange Agreement dated June 18, 1996 among
                        Issuer, Field, Arthur Ivey, and REF.


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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 27, 1997
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Date


/s/ Richard E. Field
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Signature


Richard E. Field
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Name/Title

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